UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 4)

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LOCKHEED MARTIN CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock

(Title of Class of Securities)

539830109

(CUSIP Number of Class of Securities)

Marian S. Block

Vice President and Associate General Counsel

Lockheed Martin Corporation

6801 Rockledge Drive

Bethesda, Maryland

(301) 897-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Stephen M. Piper Vice President and Associate General Counsel Lockheed Martin Corporation 6801 Rockledge Drive Bethesda, Maryland 20817 (301) 897-6000	Glenn C. Campbell Hogan Lovells US LLP 100 International Dr., Suite 2000 Baltimore, Maryland 21202 (410) 659-2700	Robert B. Pincus Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square 920 N. King Street Wilmington, Delaware 19801 (302) 651-3001

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
$3,917,208,926.20 (1)	$394,462.94 (2)

(1)	Estimated solely for calculating the filing fee, based on the average of the high and low prices of shares of common stock of Leidos Holdings, Inc. (as reported on the New York Stock Exchange on April 11, 2016) into which shares of common stock of Abacus Innovations Corporation being offered in exchange for shares of common stock of Lockheed Martin Corporation will be converted, and paid in connection with the Registration Statement on Form S-4 of Leidos Holdings Inc., which was filed on April 18, 2016 (Registration No. 333-210796) (the “Leidos Form S-4”), calculated as set forth therein, relating to the transactions described in this Schedule TO.
(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, in connection with the Leidos Form S-4, as set forth therein.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $394,462.94	Filing Party: Leidos Holdings, Inc.
Form or Registration No.: Form S-4 (No. 333-210796)	Date Filed: April 18, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Introductory Statement

This Amendment No. 4 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Lockheed Martin Corporation (“Lockheed Martin”) with the Securities and Exchange Commission (the “SEC”) on July 11, 2016 (as amended by Amendment No. 1 filed by Lockheed Martin with the SEC on July 29, 2016, Amendment No. 2 filed by Lockheed Martin with the SEC on August 12, 2016, and Amendment No. 3 filed by Lockheed Martin with the SEC on August 16, 2016 the “Schedule TO”).

The Schedule TO relates to the offer by Lockheed Martin to exchange all issued and outstanding shares of common stock of Abacus Innovations Corporation (“Splitco common stock”), par value $0.001 per share, for shares of common stock of Lockheed Martin, par value $1.00 per share (“Lockheed Martin common stock”), that were validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as defined below). Following consummation of the Exchange Offer, which expired at 8:00 a.m., New York City time, on August 16, 2016, Lion Merger Co., a Delaware corporation (“Merger Sub”) and wholly-owned subsidiary of Leidos Holdings, Inc. (“Leidos”), merged (the “Merger”) with and into Abacus Innovations Corporation (“Splitco”), whereby the separate corporate existence of Merger Sub ceased and Splitco continued as the surviving company and as a wholly-owned subsidiary of Leidos, and each share of Splitco common stock converted into the right to receive one share of common stock, par value $0.0001 per share, of Leidos (“Leidos common stock”), upon the terms and subject to the conditions set forth in the Prospectus—Offer to Exchange, dated July 11, 2016 (the “Prospectus”), the Letter of Transmittal and the Exchange and Transmittal Information Booklet, copies of which are included as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Splitco has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-210797) (as amended, the “Registration Statement”) to register the shares of Splitco common stock offered in exchange for shares of Lockheed Martin common stock tendered in the Exchange Offer and that would have been distributed in a pro rata distribution to the extent that the Exchange Offer had not been fully subscribed. Leidos has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-210796) to register the shares of Leidos common stock into which shares of Splitco common stock were converted in the Merger.

This Amendment No. 4 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule TO.

Item 4.	Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

Pursuant to the Exchange Offer, which expired at 8:00 a.m., New York City time, on August 16, 2016, and based on the final count by the exchange agent, Computershare Trust Company, N.A., Lockheed Martin accepted 9,369,694 shares of Lockheed Martin common stock for exchange in the Exchange Offer. A total of 95,518,064 shares of Lockheed Martin common stock were validly tendered and not properly withdrawn in the Exchange Offer, including 1,825,646 shares tendered by stockholders who qualified for and elected odd-lot treatment. Stockholders who elected odd-lot treatment were not subject to proration, and their shares were fully accepted in the Exchange Offer. All remaining tendered shares of Lockheed Martin common stock were accepted in the Exchange Offer on a pro rata basis using the final proration factor of approximately 8.05 percent. Shares of Lockheed Martin common stock that were validly tendered but not accepted for exchange will be returned to tendering stockholders.

Lockheed Martin offered to exchange all 76,958,918 shares of Splitco common stock for shares of Lockheed Martin common stock accepted in the Exchange Offer. Following the closing of the Exchange Offer, each share of Splitco common stock was converted into one share of Leidos common stock. As a result, Lockheed Martin stockholders who tendered their shares of Lockheed Martin common stock in the exchange offer received approximately 8.2136 shares of Leidos common stock (subject to receipt of cash in lieu of fractional shares) for each share of Lockheed Martin common stock accepted for exchange. Lockheed Martin was able to accept the maximum of 9,369,694 shares of Lockheed Martin common stock for exchange in the Exchange Offer.

On August 22, 2016, Lockheed Martin issued a press release announcing the final results of the Exchange Offer, a copy of which is attached as Exhibit (a)(1)(xiv) hereto and is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

Item 8 of the Schedule TO is hereby amended and supplemented as follows:

(a) Securities Ownership. The following table sets forth all shares of Lockheed Martin common stock beneficially owned, as of August 17, 2016, by each director and executive officer of Lockheed Martin, as well as all directors and all executive officers of Lockheed Martin as a group. All amounts are rounded to the nearest whole share.

Name	Common Stock1,2		Stock Units		Total
Executive Officers:
Richard F. Ambrose	220		25,218	[3,4,5]	25,438
Dale P. Bennett	26,062		27,801	[3,4,5]	53,863
Orlando D. Carvalho	91,368		16,215	[3,5]	107,583
Brian P. Colan	1,576		4,006	[4,5]	5,582
Richard H. Edwards	7,519		13,025	[4,5]	20,544
Marillyn A. Hewson*	211,985		66,284	[3,4,5]	278,269
Maryanne R. Lavan	4,796		23,299	[3,4,5]	28,095
John W. Mollard	2,217		4,119	[4,5]	6,336
Bruce L. Tanner	324,208		29,438	[3,4,5]	353,646
Directors:
Daniel F. Akerson	5,022	[6]	2,128	[8]	7,150
Nolan D. Archibald	22,768		0		22,768
Rosalind G. Brewer	6,371		3,374	[8,9]	9,745
David B. Burritt	8,502		12,053	[8,9]	20,555
Bruce A. Carlson	691		680	[8,9]	1,371
James O. Ellis, Jr.	17,528		346	[8]	17,874
Thomas J. Falk	5,250	[7]	8,202	[8]	13,452
Ilene S. Gordon	0		291	[8]	291
James M. Loy	0		16,366	[8]	16,366
Joseph W. Ralston	21,081		0		21,081
Anne Stevens	17,457		2,156	[8]	19,613
All directors and executive officers as a group	774,622		255,001		1,029,623

*	Marillyn A. Hewson is Chairman, President & Chief Executive Officer.
(1)	Includes common stock not currently owned but which could be acquired within 60 days following August 17, 2016 through the exercise of stock options for Mr. Carvalho 65,471; Ms. Hewson 142,369; and Mr. Tanner 266,444. Includes shares payable at termination with respect to vested stock units credited under the Directors Equity Plan for which a director has elected payment in stock for Mr. Archibald 22,768; Mrs. Brewer 6,371; Mr. Burritt 340; Mr. Carlson 691; Mr. Ellis 17,328; Mr. Ralston 21,081; and Ms. Stevens 17,457. Units for which a director has elected payment in cash are reported in the “Stock Units” column. There are no voting rights associated with stock units.
(2)	Includes shares attributable to the participant’s account in the Lockheed Martin Salaried Savings Plan for Mr. Ambrose 220; Mr. Bennett 8,423; Mr. Carvalho 10,460; Mr. Colan 355; Mr. Edwards 4,828; Ms. Hewson 413; Ms. Lavan 645; Mr. Mollard 167; and Mr. Tanner 2,366. Participants have voting power and investment power over the shares.
(3)	Includes stock units attributable to the participant’s account under the Lockheed Martin Corporation Deferred Management Incentive Compensation Plan (including units credited under the Lockheed Martin Corporation Long-Term Incentive Award Plan awards) for Mr. Ambrose 10,729; Mr. Bennett 11,204; Mr. Carvalho 952; Ms. Hewson 8,208; Ms. Lavan 8,359; and Mr. Tanner 5,925. Although most of the units will be distributed following termination or retirement in shares of stock, none of the units are convertible into shares of stock within 60 days of August 17, 2016. There are no voting rights associated with stock units.

(4)	Includes stock units attributable to the participant’s account under the Non-Qualified Supplemental Savings Plan (“NQSSP”) for Mr. Ambrose 2,172; Mr. Bennett 3,205; Mr. Colan 113; Mr. Edwards 782; Ms. Hewson 2,716; Ms. Lavan 1,991; Mr. Mollard 613; and Mr. Tanner 3,800. Amounts credited to a participant’s account in the NQSSP are distributed in cash following termination of employment. There are no voting rights associated with stock units.
(5)	Includes unvested restricted stock units (“RSUs”) for Mr. Ambrose 12,317; Mr. Bennett 13,391; Mr. Carvalho 15,263; Mr. Colan 3,894; Mr. Edwards 12,243; Ms. Hewson 55,360; Ms. Lavan 12,949; Mr. Mollard 3,506; and Mr. Tanner 19,712. Each RSU represents a contingent right to receive one share of common stock. There are no voting rights associated with unvested RSUs.
(6)	Includes 22 shares owned by Mr. Akerson’s spouse’s family trust.
(7)	Represents shares beneficially owned by Mr. Falk and his spouse through a family limited partnership.
(8)	Includes vested stock units under the Directors Equity Plan for Mr. Akerson 2,128; Mrs. Brewer 346; Mr. Burritt 6,742; Mr. Carlson 332; Mr. Ellis 346; Mr. Falk 8,202; Mr. Loy 16,366; and Ms. Stevens 2,156 for which directors have elected to receive distributions of units in the form of cash; and 291 unvested stock units credited on July 1, 2016 to Ms. Gordon under the Directors Equity Plan. There are no voting rights associated with stock units.
(9)	Includes stock units under the Directors Deferred Compensation Plan representing deferred cash compensation for Mrs. Brewer 3,029; Mr. Burritt 5,311; and Mr. Carlson 348. The stock units (including dividend equivalents credited as stock units) are distributed in the form of cash. There are no voting rights associated with stock units.

(b) Securities Transactions. Based on the information available to Lockheed Martin as of August 17, 2016, the following table sets forth the transactions in Lockheed Martin common stock by directors and executive officers of Lockheed Martin in the past 60 days.

Name	Date of Transaction	Number and Type of Securities	Price Per Share		Type of Transaction*
Brian P. Colan	June 24, 2016 – August 12, 2016 (1)	Acquired 8.5353 shares of common stock (1)		(1)	Matching contribution under 401(k) plan
Richard F. Ambrose	June 24, 2016 – August 12, 2016 (2)	Acquired 17.5753 stock units (2)		(2)	Matching contribution under nonqualified 401(k) plan
Dale P. Bennett	June 24, 2016 – August 12, 2016 (3)	Acquired 20.1207 stock units (3)		(3)	Matching contribution under nonqualified 401(k) plan
Richard H. Edwards	June 24, 2016 – August 12, 2016 (4)	Acquired 17.5753 stock units (4)		(4)	Matching contribution under nonqualified 401(k) plan
Marillyn A. Hewson	June 24, 2016 – August 12, 2016 (5)	Acquired 39.878 stock units (5)		(5)	Matching contribution under nonqualified 401(k) plan
Maryanne R. Lavan	June 24, 2016 – August 12, 2016 (6)	Acquired 18.6661 stock units (6)		(6)	Matching contribution under nonqualified 401(k) plan
John W. Mollard	June 24, 2016 – August 12, 2016 (7)	Acquired 9.6966 stock units (7)		(7)	Matching contribution under nonqualified 401(k) plan
Bruce L. Tanner	June 24, 2016 – August 12, 2016 (8)	Acquired 23.5143 stock units (8)		(8)	Matching contribution under nonqualified 401(k) plan

Brian P. Colan	August 5, 2016 – August 12, 2016 (9)	Acquired 1.6601 stock units (9)	(9)	Matching contribution under nonqualified 401(k) plan
Richard F. Ambrose	June 24, 2016	Acquired 1.4955 shares of common stock	$239.70	Dividend reinvestment
Dale P. Bennett	June 24, 2016	Acquired 177.6815 shares of common stock	$239.70	Dividend reinvestment
Orlando D. Carvalho	June 24, 2016	Acquired 183.6712 shares of common stock	$239.70	Dividend reinvestment
Brian P. Colan	June 24, 2016	Acquired 10.71 shares of common stock	$239.70	Dividend reinvestment
Richard H. Edwards	June 24, 2016	Acquired 18.518 shares of common stock	$239.70	Dividend reinvestment
Marillyn A. Hewson	June 24, 2016	Acquired 478.8332 shares of common stock	$239.70	Dividend reinvestment
Maryanne R. Lavan	June 24, 2016	Acquired 32.9273 shares of common stock	$239.70	Dividend reinvestment
John W. Mollard	June 24, 2016	Acquired 15.2272 shares of common stock	$239.70	Dividend reinvestment
Bruce L. Tanner	June 24, 2016	Acquired 16.0539 shares of common stock	$239.70	Dividend reinvestment
Richard F. Ambrose	June 24, 2016	Acquired 87.6567 stock units	$239.70	Dividend reinvestment
Dale P. Bennett	June 24, 2016	Acquired 97.9111 stock units	$239.70	Dividend reinvestment
Orlando D. Carvalho	June 24, 2016	Acquired 6.5101 stock units	$239.70	Dividend reinvestment
Brian P. Colan	June 24, 2016	Acquired 0.7535 stock units	$239.70	Dividend reinvestment
Richard H. Edwards	June 24, 2016	Acquired 5.0975 stock units	$239.70	Dividend reinvestment
Marillyn A. Hewson	June 24, 2016	Acquired 74.0472 stock units	$239.70	Dividend reinvestment
Maryanne R. Lavan	June 24, 2016	Acquired 70.3623 stock units	$239.70	Dividend reinvestment
John W. Mollard	June 24, 2016	Acquired 3.9804 stock units	$239.70	Dividend reinvestment
Bruce L. Tanner	June 24, 2016	Acquired 65.9347 stock units	$239.70	Dividend reinvestment
Daniel F. Akerson	June 24, 2016	Acquired 14.5467 stock units	$239.70	Dividend reinvestment
Nolan D. Archibald	June 24, 2016	Acquired 155.6554 stock units	$239.70	Dividend reinvestment
Rosalind A. Brewer	June 24, 2016	Acquired 65.6556 stock units	$239.70	Dividend reinvestment
David B. Burritt	June 24, 2016	Acquired 84.7281 stock units	$239.70	Dividend reinvestment
Bruce A. Carlson	June 24, 2016	Acquired 9.3752 stock units	$239.70	Dividend reinvestment
James O. Ellis, Jr.	June 24, 2016	Acquired 120.8242 stock units	$239.70	Dividend reinvestment
Thomas J. Falk	June 24, 2016	Acquired 56.0717 stock units	$239.70	Dividend reinvestment

James M. Loy	June 24, 2016	Acquired 111.8873 stock units	$239.70	Dividend reinvestment
Joseph W. Ralston	June 24, 2016	Acquired 144.1208 stock units	$239.70	Dividend reinvestment
Anne Stevens	June 24, 2016	Acquired 134.0874 stock units	$239.70	Dividend reinvestment
Rosalind G. Brewer	June 30, 2016	Acquired 141.0324 stock units	$248.17	Director retainer deferral
Ilene S. Gordon	July 1, 2016	Acquired 290.7560 stock units	$249.35	Director retainer (pro-rated)
Orlando D. Carvalho	July 22, 2016	Acquired 12,700 shares of common stock	$82.52	Stock option exercise
Orlando D. Carvalho	July 22, 2016	Sold 12,700 shares of common stock	$254.78	Sale of common stock
Orlando D. Carvalho	July 22, 2016	Transferred 982 shares of common stock	$0	Gift of common stock

*	For dividend reinvestment transactions, the shares were acquired as a result of dividend reinvestment elections in various accounts.
(1)	Includes the following transactions: 1.2846 shares acquired on June 24, 2016 at $239.70 per share; 1.2349 shares acquired on July 1, 2016 at $249.35 per share; 1.2224 shares acquired on July 8, 2016 at $251.90 per share; 1.1983 shares acquired on July 15, 2016 at $256.98 per share; 1.1967 shares acquired on July 22, 2016 at $257.31 per share; 1.2184 shares acquired on July 29, 2016 at $252.73 per share; and 1.1800 shares acquired on August 5, 2016 at $260.29 per share.
(2)	Includes the following transactions: 2.3266 units acquired on June 24, 2016 at $239.70 per unit; 2.2366 units acquired on July 1, 2016 at $249.35 per unit; 2.2139 units acquired on July 8, 2016 at $251.90 per unit; 2.1702 units acquired on July 15, 2016 at $256.98 per unit; 2.1674 units acquired on July 22, 2016 at $257.31 per unit; 2.2067 units acquired on July 29, 2016 at $252.73 per unit; 2.1426 units acquired on August 5, 2016 at $260.29 per unit; and 2.1113 units acquired on August 12, 2016 at $264.15 per unit.
(3)	Includes the following transactions: 2.6636 units acquired on June 24, 2016 at $239.70 per unit; 2.5605 units acquired on July 1, 2016 at $249.35 per unit; 2.5346 units acquired on July 8, 2016 at $251.90 per unit; 2.4845 units acquired on July 15, 2016 at $256.98 per unit; 2.4813 units acquired on July 22, 2016 at $257.31 per unit; 2.5263 units acquired on July 29, 2016 at $252.73 per unit; 2.4529 units acquired on August 5, 2016 at $260.29 per unit; and 2.4170 units acquired on August 12, 2016 at $264.15 per unit.
(4)	Includes the following transactions: 2.3266 units acquired on June 24, 2016 at $239.70 per unit; 2.2366 units acquired on July 1, 2016 at $249.35 per unit; 2.2139 units acquired on July 8, 2016 at $251.90 per unit; 2.1702 units acquired on July 15, 2016 at $256.98 per unit; 2.1674 units acquired on July 22, 2016 at $257.31 per unit; 2.2067 units acquired on July 29, 2016 at $252.73 per unit; 2.1426 units acquired on August 5, 2016 at $260.29 per unit; and 2.1113 units acquired on August 12, 2016 at $264.15 per unit.
(5)	Includes the following transactions: 5.2791 units acquired on June 24, 2016 at $239.70 per unit; 5.0748 units acquired on July 1, 2016 at $249.35 per unit; 5.0234 units acquired on July 8, 2016 at $251.90 per unit; 4.9241 units acquired on July 15, 2016 at $256.98 per unit; 4.9178 units acquired on July 22, 2016 at $257.31 per unit; 5.0069 units acquired on July 29, 2016 at $252.73 per unit; 4.8615 units acquired on August 5, 2016 at $260.29 per unit; and 4.7904 units acquired on August 12, 2016 at $264.15 per unit.
(6)	Includes the following transactions: 2.4710 units acquired on June 24, 2016 at $239.70 per unit; 2.3754 units acquired on July 1, 2016 at $249.35 per unit; 2.3514 units acquired on July 8, 2016 at $251.90 per unit; 2.3049 units acquired on July 15, 2016 at $256.98 per unit; 2.3019 units acquired on July 22, 2016 at $257.31 per unit; 2.3436 units acquired on July 29, 2016 at $252.73 per unit; 2.2756 units acquired on August 5, 2016 at $260.29 per unit; and 2.2423 units acquired on August 12, 2016 at $264.15 per unit.
(7)	Includes the following transactions: 1.2836 units acquired on June 24, 2016 at $239.70 per unit; 1.2340 units acquired on July 1, 2016 at $249.35 per unit; 1.2215 units acquired on July 8, 2016 at $251.90 per unit; 1.1973 units acquired on July 15, 2016 at $256.98 per unit; 1.1958 units acquired on July 22, 2016 at $257.31 per unit; 1.2175 units acquired on July 29, 2016 at $252.73 per unit; 1.1821 units acquired on August 5, 2016 at $260.29 per unit; and 1.1648 units acquired on August 12, 2016 at $264.15 per unit.
(8)	Includes the following transactions: 3.1128 units acquired on June 24, 2016 at $239.70 per unit; 2.9924 units acquired on July 1, 2016 at $249.35 per unit; 2.9621 units acquired on July 8, 2016 at $251.90 per unit; 2.9035 units acquired on July 15, 2016 at $256.98 per unit; 2.8998 units acquired on July 22, 2016 at $257.31 per unit; 2.9524 units acquired on July 29, 2016 at $252.73 per unit; 2.8666 units acquired on August 5, 2016 at $260.29 per unit; and 2.8247 units acquired on August 12, 2016 at $264.15 per unit.
(9)	Includes the following transactions: 0.0031 units acquired on August 5, 2016 at $260.29 per unit; and 1.657 units acquired on August 12, 2016 at $264.15 per unit.

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following additional exhibits thereto:

Exhibit No.	Description

(a)(1)(xiv)	Press Release, dated August 22, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Lockheed Martin with the Securities and Exchange Commission on August 22, 2016 related to Item 8.01 and Item 9.01).

(a)(5)(xxix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 16, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on August 16, 2016).

(a)(5)(xxx)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 22, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on August 22, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOCKHEED MARTIN CORPORATION

By:	/s/ Brian P. Colan
Name:	Brian P. Colan
Title:	Vice President and Controller

Dated: August 22, 2016

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Prospectus—Offer to Exchange, dated July 11, 2016 (incorporated by reference to the Registration Statement).

(a)(1)(ii)	Form of Letter of Transmittal for Lockheed Martin common stock (incorporated by reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(iii)	Form of Exchange and Transmittal Information Booklet (incorporated by reference to Exhibit 99.6 to the Registration Statement).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.7 to the Registration Statement).

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.8 to the Registration Statement).

(a)(1)(vi)	Form of Notice of Guaranteed Delivery for Shares of Lockheed Martin common stock (incorporated by reference to Exhibit 99.9 to the Registration Statement).

(a)(1)(vii)	Form of Notice of Withdrawal for Shares of Lockheed Martin common stock (incorporated by reference to Exhibit 99.10 to the Registration Statement).

(a)(1)(viii)	Form of Letter to the Lockheed Martin Savings Plans Participants (incorporated by reference to Exhibit 99.11 to the Registration Statement).

(a)(1)(ix)	Form of Letter to the Sandia Corporation Savings and Income Plan Participants (incorporated by reference to Exhibit 99.12 to the Registration Statement).

(a)(1)(x)	Press Release, dated August 12, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Lockheed Martin with the Securities and Exchange Commission on August 12, 2016).

(a)(1)(xi)	Form of Second Letter to the Sandia Corporation Savings and Income Plan Participants (incorporated by reference to Lockheed Martin’s Form 425 filed on August 4, 2016).

(a)(1)(xii)	Press Release, dated August 16, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Lockheed Martin with the Securities and Exchange Commission on August 16, 2016).

(a)(1)(xiii)	Press Release, dated August 16, 2016 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Lockheed Martin with the Securities and Exchange Commission on August 16, 2016).

(a)(1)(xiv)	Press Release, dated August 22, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Lockheed Martin with the Securities and Exchange Commission on August 22, 2016 related to Item 8.01 and Item 9.01).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Prospectus—Offer to Exchange, dated July 11, 2016 (incorporated by reference to the Registration Statement).

(a)(5)(i)	Press Release, dated July 11, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Lockheed Martin with the Securities and Exchange Commission on July 11, 2016).

(a)(5)(ii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 11, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 11, 2016).

(a)(5)(iii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 12, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 12, 2016).

(a)(5)(iv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 13, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 13, 2016).

(a)(5)(v)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 14, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 14, 2016).

(a)(5)(vi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 15, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 15, 2016).

(a)(5)(vii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 18, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 18, 2016).

(a)(5)(viii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 19, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 19, 2016).

(a)(5)(ix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 20, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 20, 2016).

(a)(5)(x)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 21, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 21, 2016).

(a)(5)(xi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 22, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 22, 2016).

(a)(5)(xii)	Notice of Potential Special Trading Blackout in Connection with the Agreement and Plan of Merger, dated July 25, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Lockheed Martin with the Securities and Exchange Commission on July 25, 2016).

(a)(5)(xiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 25, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 25, 2016).

(a)(5)(xiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 26, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 26, 2016).

(a)(5)(xv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 27, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 27, 2016).

(a)(5)(xvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 28, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 28, 2016).

(a)(5)(xvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 29, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 29, 2016).

(a)(5)(xviii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 1, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on August 1, 2016).

(a)(5)(xix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 2, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on August 2, 2016).

(a)(5)(xx)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 3, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on August 3, 2016).

(a)(5)(xxi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 4, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on August 4, 2016).

(a)(5)(xxii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 5, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on August 5, 2016).

(a)(5)(xxiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 8, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on August 8, 2016).

(a)(5)(xxiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 9, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on August 9, 2016).

(a)(5)(xxv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 10, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on August 10, 2016).

(a)(5)(xxvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 12, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on August 12, 2016 at 7:11 a.m.).

(a)(5)(xxvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 12, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on August 12, 2016 at 5:12 p.m.).

(a)(5)(xxviii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 15, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on August 15, 2016).

(a)(5)(xxix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 16, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on August 16, 2016).

(a)(5)(xxx)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 22, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on August 22, 2016).

(b)	None.

(d)(i)	Agreement and Plan of Merger, dated as of January 26, 2016, among Lockheed Martin Corporation, Leidos Holdings, Inc., Abacus Innovations Corporation and Lion Merger Co. (incorporated by reference to Exhibit 2.1 of Lockheed Martin Corporation’s Current Report on Form 8-K filed on January 27, 2016).

(d)(ii)	Separation Agreement, dated as of January 26, 2016, between Lockheed Martin Corporation and Abacus Innovations Corporation (incorporated by reference to Exhibit 2.2 of Lockheed Martin Corporation’s Current Report on Form 8-K filed on January 27, 2016).

(d)(iii)	Employee Matters Agreement, dated as of January 26, 2016, among Lockheed Martin Corporation, Abacus Innovations Corporation and Leidos Holdings, Inc. (incorporated by reference to Exhibit 99.1 to the Registration Statement).

(d)(iv)	Tax Matters Agreement, dated as of January 26, 2016, among Lockheed Martin Corporation, Abacus Innovations Corporation and Leidos Holdings, Inc. (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(d)(v)	Amendment to Agreement and Plan of Merger, dated as of June 27, 2016, among Lockheed Martin Corporation, Leidos Holdings, Inc., Abacus Innovations Corporation and Lion Merger Co. (incorporated by reference to Exhibit 2.7 to the Registration Statement).

(d)(vi)	Amendment to Separation Agreement, dated as of June 27, 2016, between Lockheed Martin Corporation and Abacus Innovations Corporation (incorporated by reference to Exhibit 2.8 to the Registration Statement).

(d)(vii)	First Amendment to Employee Matters Agreement, dated as of June 27, 2016, among Lockheed Martin Corporation, Abacus Innovations Corporation and Leidos Holdings, Inc. (incorporated by reference to Exhibit 99.13 to the Registration Statement).

(d)(viii)	Form of Intellectual Property Matters Agreement (incorporated by reference to Exhibit 2.3 to the Registration Statement).

(d)(ix)	Form of Transition Services Agreement (Parent to Splitco) (incorporated by reference to Exhibit 2.4 to the Registration Statement).

(d)(x)	Form of Supply Agreement (Parent to Splitco) (incorporated by reference to Exhibit 2.5 to the Registration Statement).

(d)(xi)	Form of Shared Contracts Agreement – Shared Contracts (Splitco Companies) (incorporated by reference to Exhibit 2.6 to the Registration Statement).

(g)	None.

(h)	Opinions of Davis Polk & Wardwell LLP as to certain tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement).